Exhibit 99.5

NFT Ltd. Announces Pricing of $2.8M Million Registered Direct Offering

Hong Kong, Mar. 10, 2026 (GLOBE NEWSWIRE) -- NFT Ltd. (NYSE American: MI) (“Company” or “NFT”, formerly known as Takung Art Co., Ltd.), as an emerging online trading platform operator of international art and collectibles, today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of an aggregate of 720,779 units, with each unit consists of one Class A ordinary share and one warrant (collectively, the “Securities”) in a registered direct offering. The effective offering price for each unit is $3.85.

The warrants will be initially exercisable at a price of $4.17 per share. The warrants may also be exercised, starting on the closing date, and ending at 5:30 p.m. ET on the tenth trading day after the closing date, on a zero cash exercise basis for a number of Class A ordinary shares pursuant to the formula defined in the warrants, subject to a beneficial ownership limitation. The warrants will expire five (5) years from the date of issuance.

The gross proceeds to the Company from the registered direct offering are approximately $2.8 million before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about March 11, 2026, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Securities sold in the registered direct offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-284912), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2025. The offering of the Securities will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the Securities offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About NFT Limited

NFT Limited (formerly known as Takung Art Co Ltd.) operates an online electronic platform (www.nftoeo.com) for offering and trading of digital artwork. Through its platform, the Company allows artists/art dealers/owners to access a much bigger art trading market where they can engage with a wide range of investors. It generates revenue in the form of services in connection with the offering and trading of artwork on its platform, primarily consisting of listing fees, trading commissions, and management fees. Please visit: www.nftoeo.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Federal Securities Act, including but not limited to our expectations of future financial performance, business strategy or business. These statements constitute forecasts, prospects and forward-looking statements and are not performance guarantees. NFT warns that forward-looking statements are subject to many assumptions, risks and uncertainties that will change over time. Forward looking statements may be identified by words such as “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “predict”, “believe”, “seek”, “target”, “Outlook” or similar words. These forward-looking statements are based on information available as of the date of this press release and our management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but not are limited to, the risk factors described by NFT in its filings with the Securities and Exchange Commission (“SEC”).

Contact:

Investor Relations
IR@nft-limited.com